UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 20, 2015

LAM RESEARCH CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	0-12933	94-2634797
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

4650 Cushing Parkway

Fremont, California 94538

(Address of principal executive offices including zip code)

(510) 572-0200

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger and Reorganization.

On October 20, 2015, Lam Research Corporation, a Delaware corporation (“Lam”), Topeka Merger Sub 1, Inc., a Delaware corporation (“Merger Sub 1”) and Topeka Merger Sub 2, Inc., a Delaware corporation (“Merger Sub 2”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with KLA-Tencor Corporation, a Delaware corporation (“KLA”).

Structure. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub 1 will merge with and into KLA (the “First Merger”), with KLA continuing as the surviving corporation and as a wholly-owned subsidiary of Lam. Immediately following the First Merger, KLA, as the surviving entity of the First Merger, will merge with and into Merger Sub 2, with Merger Sub 2 being the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”). As a result of the Mergers, KLA will become a direct or indirect wholly owned subsidiary of Lam.

Consideration. Upon the terms and subject to the conditions set forth in the Merger Agreement, each holder of an issued and outstanding share of common stock of KLA, par value $0.001 per share (a “KLA Common Share”) will be able to elect to receive, for all of their KLA Common Shares held, one of the following forms of consideration per KLA Common Share:

•	both (i) 0.5 of a share of common stock of Lam, par value $0.001 per share (a “Lam Common Share”) plus (ii) $32.00 in cash (the “Mixed Election”); or

•	a number of Lam Common Shares equal to (i) 0.5 plus (ii) $32.00 divided by the weighted average value of a Lam Common Share measured over a five trading day period ending approximately two days prior to closing of the First Merger (the “VWAP,” and such election, the “Stock Election”); or

•	(i) $32.00 in cash plus (ii) a cash amount equal to 0.5 times the VWAP (the “Cash Election”).

The Stock Election and the Cash Election will be subject to customary proration mechanisms applicable to over-subscription and under-subscription for each election that, among other things, limit the total amount of cash to be payable by Lam to KLA stockholders as a result of the First Merger to an amount approximately equal to $32.00 multiplied by the total number of KLA Common Shares to be converted in the First Merger and limit the number of Lam Common Shares to be issued by Lam to KLA stockholders as a result of the First Merger to an amount approximately equal to 0.5 Lam Common Shares multiplied by the total number of KLA Common Shares to be converted in the First Merger. As a result of such proration mechanisms, in the event of over-subscription, a holder who elects the Stock Election or the Cash Election may not receive all of its consideration in a form consistent with its election, such that a holder making a Stock Election may receive a portion of its consideration in the form of cash, and a holder making a Cash Election may receive a portion of its consideration in the form of Lam Common Shares.

KLA stockholders that do not make a Mixed Election, Stock Election or Cash Election will receive the Mixed Election.

Holders who elect the Stock Election or the Mixed Election, or who elect the Cash Election but are subject to proration, will receive cash in lieu of fractional shares of Lam Common Stock.

Lam intends to fund the cash portion of the merger consideration with a combination of the cash on hand of both Lam and KLA and committed debt financing.

Effect on KLA Equity Awards. Upon the terms and subject to the conditions set forth in the Merger Agreement, upon completion of the First Merger, each outstanding KLA restricted stock unit award granted pursuant to KLA’s equity compensation plans that represents a right to receive KLA Common Shares, that is held by a person that will continue in service of Lam or KLA following the First Merger, and is not vested as of the completion of the First Merger, will be substituted into a restricted stock unit that represents the right to receive Lam Common Shares, on the same vesting schedule and with otherwise economically equivalent terms and conditions (including cash dividend equivalent rights) as applied to each such KLA restricted stock unit award immediately prior to the completion of the First Merger. The number of Lam Common Shares that will be subject to each such substituted restricted stock unit award will be equal to the product of (i) the number of KLA Common Shares underlying the applicable KLA restricted stock unit award as of the completion of the First Merger, multiplied by (ii) a number of Lam Common Shares equal to (a) 0.5 plus (b) the quotient of $32.00 divided by the VWAP. With respect to any KLA performance-based restricted stock units for which the achievement of the applicable performance criteria has not been determined before the completion of the First Merger, the achievement will be determined based on performance measured through KLA’s most recent fiscal quarter that ends prior to the completion of the First Merger. These credited performance-based restricted stock units will continue to vest on the original time-based vesting schedule.

Covenants, Representations and Warranties. Each of Lam and KLA have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants (i) relating to the conduct of their respective businesses between the execution and delivery of the Merger Agreement and the consummation of the First Merger, (ii) to use their reasonable best efforts to obtain governmental and regulatory approvals, and (iii) not to solicit proposals relating to alternate transactions. Lam and KLA made certain other customary covenants, including, among others and subject to certain exceptions, (i) in the case of Lam, to cause a meeting of its stockholders to be held to consider approval of the issuance of Lam common stock in the First Merger as contemplated by the Merger Agreement and, in the case of KLA, to cause a meeting of its stockholders to be held to consider adopting the Merger Agreement and (ii) in the case of Lam, for its board of directors to recommend approval by Lam’s stockholders of the issuance of Lam Common Shares in the First Merger as contemplated by the Merger Agreement, and in the case of KLA, for its board of directors to recommend adoption by KLA stockholders of the Merger Agreement and the transactions contemplated by the Merger Agreement.

The Merger Agreement contains representations and warranties made by Lam and KLA to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by the parties to each other in connection with the signing of the Merger Agreement. While Lam does not believe that these disclosure letters contain information that the securities laws require the parties to publicly disclose, other than information that has already been so disclosed, they do contain information that modifies, qualifies and creates exceptions to the representations and warranties of the parties set forth in the Merger Agreement. Investors should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Lam or KLA, because they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure letters. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Lam and KLA rather than establishing matters as fact. Finally, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures.

Conditions to the Transactions. Consummation of the Mergers is subject to certain conditions, including, among others, (i) adoption of the Merger Agreement by KLA’s stockholders, (ii) approval by Lam’s stockholders of the issuance of Lam Common Shares in the First Merger as contemplated by the Merger Agreement, (iii) approval for listing on The NASDAQ Stock Market of the Lam Common Shares to be issued in the First Merger, (iv) expiration or termination of the applicable Hart-Scott-Rodino Act waiting period and the affirmative approval or expiration of waiting periods in certain other specified jurisdictions, (v) the absence of laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit consummation of the Merger, (vi) effectiveness under the Securities Act of 1933 of the Form S-4 registration statement relating to the issuance of the Lam Common Shares in the First Merger and the absence of any stop order in respect thereof or proceedings by the SEC for that purpose, (vii) subject to certain exceptions, the accuracy of representations and warranties with respect to the businesses of Lam and KLA and compliance by Lam and KLA with their respective covenants contained in the Merger Agreement, (viii) the absence of a continuing material adverse effect relating to Lam or on KLA, and (ix) the receipt of certain opinions of counsel in respect of the tax treatment of the Mergers.

Termination Rights. The Merger Agreement contains certain termination rights by either Lam or KLA, including if (i) the First Merger is not consummated by July 20, 2016 (the “Outside Date”), which may be extended under certain circumstances to October 20, 2016 in order to obtain required antitrust approvals, (ii) Lam or KLA stockholder approval is not obtained or (iii) certain governmental authorities of competent jurisdiction shall have issued a law or order permanently prohibiting the consummation of the First Merger.

In certain circumstances, Lam may terminate the Merger Agreement if (i) Lam accepts an alternative transaction that constitutes a Parent Superior Proposal (as that term is defined in the Merger Agreement) in compliance with the Merger Agreement, (ii) KLA breaches any of its representations, warranties or covenants in the Agreement (and, if such breach is curable, does not cure within 45 days after written notice of such breach or, if earlier, by the third day prior to the Outside Date) such that the closing conditions cannot be satisfied, (iii) prior to the receipt of approval by KLA’s stockholders, KLA’s board of directors changes its recommendation to its stockholders or fails to include its recommendation in the joint proxy statement/prospectus to be sent to KLA’s stockholders, (iv) prior to the receipt of approval by KLA’s stockholders, KLA fails, within 10 business days of receipt, to make a statement in opposition and to recommend rejection to its stockholders of a tender or exchange offer of KLA’s securities, (v) prior to the receipt of approval by KLA’s stockholders, if a Company Competing Proposal (as such term is defined in the Merger Agreement) has been publicly announced, KLA has failed to issue a press release reaffirming the recommendation of KLA’s board of directors within 10 business days after Lam’s request, or (vi) prior to the receipt of approval by KLA’s stockholders, KLA willfully breaches its nonsolicitation obligations under the Merger Agreement in any material respect.

In certain circumstances, KLA may terminate the Merger Agreement if (i) KLA accepts an alternative transaction that constitutes a Company Superior Proposal (as that term is defined in the Merger Agreement) in compliance with the Merger Agreement, (ii) Lam breaches any of its representations, warranties or covenants in the Agreement (and, if such breach is curable, does not cure within 45 days after written notice of such breach or, if earlier, by the third day prior to the Outside Date) such that the closing conditions cannot be satisfied, (iii) prior to the receipt of approval by Lam’s stockholders, Lam’s board of directors changes its recommendation to its stockholders or fails to include its recommendation in the joint proxy statement/prospectus to be sent to Lam’s stockholders, (iv) prior to the receipt of approval by Lam’s stockholders, Lam fails, within 10 business days of receipt, to make a statement in opposition and to recommend rejection to its stockholders of a tender or exchange offer of Lam’s securities, (v) prior to the receipt of approval by Lam’s stockholders, if a Parent Competing Proposal (as such term is defined in the Merger Agreement) has been publicly announced, Lam has failed to issue a press release reaffirming the recommendation of Lam’s board of directors within 10 business days after KLA’s request, or (vi) prior to the receipt of approval by Lam’s stockholders, Lam willfully breaches its nonsolicitation obligations under the Merger Agreement in any material respect.

If the Merger Agreement is terminated by (i) KLA in order to accept a Company Superior Proposal, (ii) Lam as a result of the KLA board of directors changing its recommendation or failing to include its recommendation in the joint proxy statement/prospectus or KLA failing to make a statement of opposition or to issue a press release, if requested by Lam, reaffirming its recommendation, (iii) KLA or Lam if the First Merger is not consummated by the Outside Date, as such date may be extended, the KLA stockholder approval has not been obtained, a Company Competing Proposal has been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the special meeting of KLA stockholders, and, within 12 months after termination, KLA consummates or enters into an agreement in respect of certain acquisition transactions for KLA and such transaction is later consummated, or (iv) KLA or Lam if the KLA stockholder approval is not obtained at the special meeting of KLA stockholders, a Company Competing Proposal has been publicly announced and not publicly, irrevocably withdrawn prior to the date of the special meeting of KLA stockholders, and, within 12 months after termination, KLA consummates or enters into an agreement in respect of certain acquisition transactions for KLA and such transaction is later consummated, then in any such case (but without duplication), KLA will be obligated to pay to Lam a fee equal to $290 million in cash.

If the Merger Agreement is terminated by (i) Lam in order to accept a Parent Superior Proposal, (ii) KLA as a result of the Lam board of directors changing its recommendation or failing to include its recommendation in the joint proxy statement/prospectus or Lam failing to make a statement of opposition or to issue a press release, if requested by KLA, reaffirming its recommendation, (iii) Lam or KLA if the First Merger is not consummated by the Outside Date, as such date may be extended, the Lam stockholder approval has not been obtained, a Parent Competing Proposal has been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the special meeting of Lam stockholders, and within 12 months after termination, Lam consummates or enters into an agreement in respect of certain acquisition transactions for Lam and such transaction is later consummated, or (iv) Lam or KLA if the Lam stockholder approval is not obtained at the special meeting of Lam stockholders, a Parent Competing Proposal has been publicly announced and not publicly, irrevocably withdrawn prior to the date of the special meeting of Lam stockholders, and, within 12 months after termination, Lam consummates or enters into an agreement in respect of certain acquisition transactions for Lam and such transaction is later consummated, then in any such case (but without duplication), Lam will be obligated to pay to KLA a fee equal to $290 million in cash.

Lam Board of Directors. Pursuant to the Merger Agreement, effective as of the closing of the transactions under the Merger Agreement, two directors of KLA will be appointed to the Lam board of directors.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto, and is incorporated into this report by this reference.

Commitment Letter.

In connection with the Merger Agreement, Lam entered into a debt commitment letter (the “Commitment Letter”), dated as of October 20, 2015, with Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC (the “Commitment Parties”), pursuant to which, among other things, the Commitment Parties have committed to provide Lam with a senior unsecured bridge loan facility in an aggregate principal amount of $4,200,000,000 (the “Bridge Facility”) to finance, in part, the acquisition of KLA (the “Financing”). Pursuant to the Merger Agreement, KLA has agreed to use reasonable best efforts to provide cooperation to Lam in connection with the Financing. The Commitment Parties’ commitment to provide the Financing is subject to certain conditions, including consummation of the Merger in accordance with the Merger Agreement; the negotiation and execution of definitive documentation consistent with the Commitment Letter; delivery of certain pro forma and other financial information; subject to certain limitations, the absence of a material adverse effect on KLA; the accuracy of specified representations and warranties of KLA in the Merger Agreement and specified representations and warranties of Lam to be set forth in the definitive loan documents; and other customary closing conditions.

The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, a copy of which is being filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Guarantee.

In connection with the consummation of the Mergers, Lam expects to expressly guarantee, on a senior unsecured basis, the obligations of KLA under its outstanding $2.5 billion aggregate principal amount of senior unsecured notes and the related indenture governing the KLA notes. In the event of a default in the payment of principal, interest or premium (if any) on the KLA notes, the guarantee would be enforceable against Lam without first proceeding against KLA.

Item 8.01	Other Events.

On October 21, 2015, Lam and KLA issued a joint press release announcing the Merger Agreement and the Mergers. A copy of the joint press release relating to the Merger Agreement and the Mergers is attached hereto as Exhibit 99.1.

* * *

Forward Looking Statements

All statements included or incorporated by reference herein, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Lam’s and KLA’s current expectations, estimates and projections about its respective business and industry, management’s beliefs, and certain assumptions made by Lam and KLA, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to: (1) references to the anticipated benefits of the proposed transaction; (2) the allocation of merger consideration in the transactions; (3) the financing components of the proposed transaction; (4) potential credit scenarios, together with sources and uses of cash; (5) potential dividend growth rates; and (6) the expected date of closing of the transaction.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of KLA or Lam are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLA or Lam; (5) the ability of KLA and Lam to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including changing business conditions in the semiconductor industry and overall economy as well as the financial performance and expectations of Lam’s and KLA’s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Lam will file with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of this date. Neither Lam nor KLA undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Lam, KLA, or the merged company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Lam’s overall business, including those more fully described in Lam’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 28, 2015, and KLA’s overall business and financial condition, including those more fully described in KLA’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 30, 2015.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of Lam and KLA for their consideration. Lam intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Lam and KLA. Each of Lam and KLA will provide the joint proxy statement/prospectus to their respective stockholders. Lam and KLA also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that Lam or KLA may file with the SEC in connection with the proposed transaction. Investors and security holders of Lam and KLA are urged to read the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Lam on Lam’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam), or by KLA on KLA’s Investor Relations website (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA).

Participants in the Solicitation

Lam, KLA, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Lam and KLA stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of Lam and KLA stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Lam’s executive officers and directors in its definitive proxy statement filed with the SEC on September 21, 2015. You can find more detailed information about KLA’s executive officers and directors in its definitive proxy statement filed with the SEC on September 24, 2015. Additional information about Lam’s executive officers and directors and KLA’s executive officers and directors will be provided in the above-referenced Registration Statement on Form S-4 when it becomes available.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Exhibit Description

2.1	Agreement and Plan of Merger, dated October 20, 2015, by and among Lam Research Corporation, Topeka Merger Sub 1, Inc., Topeka Merger Sub 2, Inc., and KLA-Tencor Corporation*

10.1	Commitment Letter, dated October 20, 2015, by and among Lam Research Corporation, Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC.

99.1	Joint Press Release dated October 21, 2015.

*	Certain exhibits and schedules have been omitted, and Lam agrees to furnish supplementally to the Commission a copy of any omitted exhibits or schedules upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 21, 2015

LAM RESEARCH CORPORATION

By:	/s/ Douglas R. Bettinger
Douglas R. Bettinger
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

2.1	Agreement and Plan of Merger, dated October 20, 2015, by and among Lam Research Corporation, Topeka Merger Sub 1, Inc., Topeka Merger Sub 2, Inc., and KLA-Tencor Corporation*

10.1	Commitment Letter, dated October 20, 2015, by and among Lam Research Corporation, Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC.

99.1	Joint Press Release dated October 21, 2015.

*	Certain exhibits and schedules have been omitted, and Lam agrees to furnish supplementally to the Commission a copy of any omitted exhibits or schedules upon request.